UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 4)*
tronc, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
89703P107
(CUSIP Number(s))
Merrick Media, LLC 180 N. Stetson Avenue, Suite 3500 Chicago, Illinois 60601 (312) 994-9494
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 5, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d‑1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89703P107

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Merrick Media, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions):		OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):		☐

6. Citizenship or Place of Organization:		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:	5,220,000 shares

	8. Shared Voting Power:	0

	9. Sole Dispositive Power:	5,220,000 shares

	10. Shared Dispositive Power:	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person:		5,220,000 shares

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐

13. Percent of Class Represented by Amount in Row (11):		14.8%

14. Type of Reporting Person (See Instructions):
OO

CUSIP No.	89703P107

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Merrick Venture Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	☐
(b)	☐

3. SEC Use Only

4. Source of Funds (See Instructions):	WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6. Citizenship or Place of Organization:	Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:	9,047,788 shares

8. Shared Voting Power:	0

9. Sole Dispositive Power:	9,047,788 shares

10. Shared Dispositive Power:	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person:	9,047,788 shares

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13. Percent of Class Represented by Amount in Row (11):	25.6%

14. Type of Reporting Person (See Instructions):
OO

CUSIP No.	89703P107

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Michael W. Ferro, Jr.

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	☐
(b)	☐

3. SEC Use Only

4. Source of Funds (See Instructions):	PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6. Citizenship or Place of Organization:	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:	9,071,529 shares

8. Shared Voting Power:	0

9. Sole Dispositive Power:	9,071,529 shares

10. Shared Dispositive Power:	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person:	9,071,529

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13. Percent of Class Represented by Amount in Row (11):	25.7%

14. Type of Reporting Person (See Instructions):
IN

Item 1.   Security and Issuer
This Amendment No. 4 (“Amendment No. 4”) hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 12, 2016, as amended to date (the “Schedule 13D”), relating to the common stock, par value $0.01 (the “Common Stock”), of tronc, Inc. (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.  Except as amended or supplemented hereby, the information set forth in the Schedule 13D remains unchanged.
Item 4.   Purpose of Transaction
Item 4 of the Schedule 13D hereby supplemented with the following information:
On June 5, 2018, the Securities Purchase Agreement dated as of April 13, 2018 (the “Securities Purchase Agreement”) among Merrick Media, LLC (“Media Seller”), Merrick Venture Management, LLC (“Venture Seller”) and Michael W. Ferro, Jr. (“MWF,” and collectively with Media Seller and Venture Seller, the “Selling Parties”) and McCormick Media LLC (“Buyer”), was terminated by the Selling Parties according to its terms.  The transactions contemplated by the Securities Purchase Agreement were not consummated due to Buyer’s breach of its obligations thereunder.
Item 5.    Interest in Securities of the Issuer
The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) The Reporting Persons directly own 9,071,529 Shares, which represent 25.7% of the Issuer’s total Shares outstanding.  Percentage ownership in this Schedule 13D is based upon a total of 35,287,852 Shares outstanding, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2018.
(b)  Media Seller has sole voting power and investment control with respect to the 5,220,000 Shares it owns.  Venture Seller has sole voting power and investment control with respect to the 3,827,788 Shares it owns.  MWF is the manager of Venture Seller, which is the sole manager of Media Seller.  As a result, MWF has sole voting and dispositive power over the Shares owned by Venture Seller and Venture Seller and MWF have sole voting and dispositive power over the Shares owned by Media Seller.  In addition, MWF directly owns 23,741 Shares.  MWF, by virtue of his relationship to Venture Seller, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Venture Seller directly beneficially owns.  Venture Seller and MWF, by virtue of their relationship to Media Seller, may be deemed to indirectly beneficially own (as that term is defined in Rule l3d-3 under the Act) the Shares which Media Seller directly beneficially owns.
(c) Other than as disclosed in Item 4 above, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.
Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is supplemented with information set forth under Items 4 and 5 above, which is incorporated by reference herein.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
MERRICK VENTURE MANAGEMENT, LLC By:/s/ Michael W. Ferro, Jr. Name: Michael W. Ferro, Jr. Title: Manager
MERRICK MEDIA, LLC By: Merrick Venture Management, LLC By:/s/ Michael W. Ferro, Jr. Name: Michael W. Ferro, Jr. Title: Manager
/s/ Michael W. Ferro, Jr. Michael W. Ferro, Jr.